Barclays Bank PLC Market Linked Securities	Filed Pursuant to Rule 433 Registration Statement No. 333-232144

Market Linked Securities – Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index due August 29, 2022

Final Term Sheet dated February 25, 2021 to Pricing Supplement dated February 25, 2021 (the “PS”)

Summary of Terms
Issuer	Barclays Bank PLC
Term	Approximately 18 months
Reference Assets	Nasdaq-100 Index®, Russell 2000® Index and S&P 500® Index (each, an “Index”)
Pricing Date	February 25, 2021
Issue Date	March 2, 2021
Stated Maturity Date	August 29, 2022
Original Offering Price[1]	$1,000 per security (100% of par)
Contingent Coupon Payments	See “How contingent coupon payments are calculated” on page 2
Contingent Coupon Rate	9.10% per annum
Automatic Call	See “How to determine if the securities will be automatically called” on page 2
Calculation Days	Quarterly, on the 24th of each February, May, August and November, commencing May 2021 and ending on the final calculation day
Final Calculation Day	August 24, 2022
Maturity Payment Amount	See “How the maturity payment amount is calculated” on page 2
Lowest Performing Index	See “How the lowest performing Index is determined” on page 2
Starting Level	For the Nasdaq-100 Index®, 12,828.31; for the Russell 2000® Index, 2,200.172; for the S&P 500® Index, 3,829.34 (for each Index, its closing level on the pricing date)
Ending Level	For each Index, its closing level on the final calculation day
Threshold Level	For the Nasdaq-100 Index®, 8,979.817; for the Russell 2000® Index, 1,540.1204; for the S&P 500® Index, 2,680.538 (for each Index, 70% of its starting level)
Calculation Agent	Barclays Bank PLC
Denominations	$1,000 and any integral multiple of $1,000
CUSIP/ISIN	06747QZK6 / US06747QZK65
Agent Discount	1.525%; dealers, including those using the trade name Wells Fargo Advisors (WFA), will receive a selling concession of 1.00% and WFA will receive a distribution expense fee of 0.075%. Selected dealers may receive a fee of up to 0.10% for marketing and other services.

Investment Description

• Linked to the lowest performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index (each referred to as an “Index”)

• Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not guarantee any return of principal at stated maturity and are subject to potential automatic call prior to stated maturity upon the terms described below. Whether the securities pay a contingent coupon, whether the securities are automatically called prior to stated maturity and, if the securities are not automatically called, whether you are repaid the original offering price of your securities at stated maturity will depend in each case on the closing level of the lowest performing Index on the relevant calculation day. The lowest performing Index on any calculation day is the Index that has the lowest performance factor on that calculation day, calculated for each Index as the closing level of that Index on that calculation day divided by its starting level.

•   Contingent Coupon. The securities will pay a contingent coupon on a quarterly basis until the earlier of stated maturity or automatic call if the closing level of the lowest performing Index on the calculation day for the relevant quarter is greater than or equal to its threshold level. However, if the closing level of the lowest performing Index on a calculation day is less than its threshold level, you will not receive any contingent coupon for the relevant quarter. The contingent coupon rate is 9.10% per annum.

•  Automatic Call. If the closing level of the lowest performing Index on any of the quarterly calculation days from August 2021 to May 2022, inclusive, is greater than or equal to its starting level, the securities will be automatically called for the original offering price plus the contingent coupon payment otherwise due. The securities will not be subject to automatic call until approximately six months after their issue date.

•  Potential Loss of Principal. If the securities are not automatically called prior to stated maturity, you will receive the original offering price at stated maturity if the closing level of the lowest performing Index on the final calculation day is greater than or equal to its threshold level. If the closing level of the lowest performing Index on the final calculation day is less than its threshold level, you will lose more than 30%, and possibly all, of the original offering price of your securities.

• The threshold level of each Index is equal to 70% of its starting level.

• You will not participate in any appreciation of any Index.

• Your return on the securities will depend solely on the performance of the Index that is the lowest performing Index on each calculation day. You will not benefit in any way from the performance of the better performing Indices. Therefore, you will be adversely affected if any Index performs poorly, even if the other Indices perform favorably.

•  Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (as described in the PS) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the securities. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in the PS and “Risk Factors” in the accompanying prospectus supplement.

•  No periodic interest payments or dividends

•  No exchange listing; designed to be held to maturity

1 The issuer’s estimated value of the securities on the pricing date, based on its internal pricing models, is $959.10 per security. The estimated value is less than the original offering price of the securities. See “Additional Information Regarding Our Estimated Value of the Securities” on page PS-6 of the PS.

THIS FINAL TERM SHEET SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT, INDEX SUPPLEMENT AND PS. The securities will have the terms specified in the prospectus dated August 1, 2019, the prospectus supplement dated August 1, 2019, the prospectus addendum dated May 11, 2020 and the underlying supplement dated August 1, 2019, as supplemented or superseded by the PS. The securities have complex features, and investing in the securities involves risks not associated with an investment in conventional debt securities.

The securities constitute our unsecured and unsubordinated obligations. The securities are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the securities, by acquiring the securities, each holder and beneficial owner of the securities acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” in the PS.

How the lowest performing Index is determined

The lowest performing Index on any calculation day is the Index that has the lowest performance factor on that calculation day, calculated for each Index as the closing level of that Index on that calculation day divided by its starting level.

How contingent coupon payments are calculated

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if the closing level of the lowest performing Index on the related calculation day is greater than or equal to its threshold level.

Each “contingent coupon payment,” if any, will be calculated per security as follows:

($1,000 × contingent coupon rate) / 4

The contingent coupon rate is 9.10% per annum. Any contingent coupon payments will be rounded to the nearest cent, with one-half cent rounded upward.

If the closing level of the lowest performing Index on any calculation day is less than its threshold level, you will not receive any contingent coupon payment on the related contingent coupon payment date. If the closing level of the lowest performing Index is less than its threshold level on all quarterly calculation days, you will not receive any contingent coupon payments over the term of the securities.

How to determine if the securities will be automatically called

If the closing level of the lowest performing Index on any of the quarterly calculation days from August 2021 to May 2022, inclusive, is greater than or equal to its starting level, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security in U.S. dollars equal to the original offering price plus the contingent coupon payment otherwise due. The securities will not be subject to automatic call until the second quarterly calculation day, which is approximately six months after the issue date.

If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date. You will not receive any notice from us if the securities are automatically called.

How the maturity payment amount is calculated

If the securities are not automatically called prior to the stated maturity date, you will receive on the stated maturity date a cash payment per security in U.S. dollars equal to the maturity payment amount (in addition to any contingent coupon payment otherwise due). The maturity payment amount per security will equal:

•	if the ending level of the lowest performing Index on the final calculation day is greater than or equal to its threshold level: $1,000; or

•	if the ending level of the lowest performing Index on the final calculation day is less than its threshold level:

$1,000 × performance factor of the lowest performing Index on the final calculation day

If the securities are not automatically called prior to stated maturity and the ending level of the lowest performing Index on the final calculation day is less than its threshold level, you will lose more than 30%, and possibly all, of the original offering price of your securities at stated maturity.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Index, but you will have full downside exposure to the lowest performing Index on the final calculation day if the ending level of that Index is less than its threshold level.

Hypothetical Payout Profile

The profile to the right illustrates the potential payment at stated maturity on the securities (excluding any contingent coupon payment otherwise due) for a range of hypothetical performances of the lowest performing Index on the final calculation day from its starting level to its ending level, assuming the securities have not been automatically called prior to the stated maturity date.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level of the lowest performing Index on the final calculation day and whether you hold your securities to stated maturity. The performance of the better performing Indices is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called prior to stated maturity, you will receive the original offering price of your securities plus the contingent coupon payment otherwise due. In the event the securities are automatically called, your total return on the securities will equal any contingent coupon payments received prior to the call settlement date and the contingent coupon payment received on the call settlement date.

If the securities are not automatically called: If the securities are not automatically called prior to stated maturity, the following table illustrates, for a range of hypothetical performance factors of the lowest performing Index on the final calculation day, the hypothetical maturity payment amount payable at stated maturity per security (excluding any contingent coupon payment otherwise due). The performance factor of the lowest performing Index on the final calculation day is calculated as its ending level divided by its starting level.

Hypothetical performance factor of lowest performing Index on final calculation day	Hypothetical maturity payment amount per security
175.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
70.00%	$1,000.00
69.00%	$690.00
60.00%	$600.00
50.00%	$500.00
40.00%	$400.00
25.00%	$250.00

The above figures do not take into account contingent coupon payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the maturity payment amount received at maturity (excluding any contingent coupon payment otherwise due); any positive return will be based solely on the contingent coupon payments, if any, received during the term of the securities.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to stated maturity, the actual amount you will receive at stated maturity will depend on the actual ending level of the lowest performing Index on the final calculation day. The performance of the better performing Indices is not relevant to your return on the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in any of the Indices or any of the securities composing the Indices. You should carefully review the risk disclosures set forth under the “Risk Factors” sections of the prospectus supplement and the prospectus addendum and the “Selected Risk Considerations” section in the accompanying PS. The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying PS.

•	If The Securities Are Not Automatically Called Prior to Stated Maturity, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.

•	The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Quarterly Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.

•	The Securities Are Subject To The Full Risks Of Each Index And Will Be Negatively Affected If Any Index Performs Poorly, Even If The Other Indices Perform Favorably.

•	You May Be Fully Exposed To The Decline In The Lowest Performing Index On The Final Calculation Day From Its Starting Level, But Will Not Participate In Any Positive Performance Of Any Index.

•	Your Return On The Securities Will Depend Solely On The Performance Of The Index That Is The Lowest Performing Index On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Indices.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.

•	You Will Be Subject To Reinvestment Risk.

•	You Will Be Subject To Risks Resulting From The Relationship Between The Indices.

•	Owning The Securities Is Not The Same As Owning The Securities Composing Any Or All Of The Indices.

•	No Assurance That The Investment View Implicit In The Securities Will Be Successful.

•	The U.S. Federal Income Tax Consequences Of An Investment In The Securities Are Uncertain.

•	The Securities Are Subject To The Credit Risk Of Barclays Bank PLC.

•	You May Lose Some Or All Of Your Investment If Any U.K. Bail-In Power Is Exercised By The Relevant U.K. Resolution Authority.

•	There Are Risks Associated With Investments In Securities Linked To The Value Of Non-U.S. Equity Securities With Respect To The Nasdaq-100 Index®.

•	The Securities Are Subject To Small-Capitalization Companies Risk With Respect To The Russell 2000® Index.

•	Each Index Reflects The Price Return Of The Securities Composing That Index, Not The Total Return.

•	The Historical Performance Of The Indices Is Not An Indication Of Their Future Performance.

•	We Cannot Control Actions Of Any Of The Unaffiliated Companies Whose Securities Are Included As Components Of The Indices.

•	Adjustments To The Indices Could Adversely Affect The Value Of The Securities And The Amount You Will Receive At Maturity.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.

•	Potentially Inconsistent Research, Opinions Or Recommendations By Barclays Capital Inc., Wells Fargo Securities, LLC Or Their Respective Affiliates.

•	We, Our Affiliates And Any Other Agent And/Or Participating Dealer May Engage In Various Activities Or Make Determinations That Could Materially Affect Your Securities In Various Ways And Create Conflicts Of Interest.

•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•	The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	The Estimated Value Of Your Securities Is Lower Than The Original Offering Price Of Your Securities.

•	The Estimated Value Of Your Securities Might Be Lower If Such Estimated Value Were Based On The Levels At Which Our Debt Securities Trade In The Secondary Market.

•	The Estimated Value Of The Securities Is Based On Our Internal Pricing Models, Which May Prove To Be Inaccurate And May Be Different From The Pricing Models Of Other Financial Institutions.

•	The Estimated Value Of Your Securities Is Not A Prediction Of The Prices At Which You May Sell Your Securities In The Secondary Market, If Any, And Such Secondary Market Prices, If Any, Will Likely Be Lower Than The Original Offering Price Of Your Securities And May Be Lower Than The Estimated Value Of Your Securities.

•	The Temporary Price At Which We May Initially Buy The Securities In The Secondary Market And The Value We May Initially Use For Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative Of Future Prices Of Your Securities.

Not suitable for all investors

Investment suitability must be determined individually for each investor. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances. You should also review carefully the “Selected Risk Considerations” beginning on page PS-12 of the accompanying PS and the “Risk Factors” beginning on page S-7 of the prospectus supplement and beginning on page PA-1 of the prospectus addendum for risks related to an investment in the securities. For more information about the Indices, please see the sections titled “The Nasdaq-100 Index®,” “The Russell 2000® Index” and “The S&P 500® Index” in the PS.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this final term sheet relates. Before you invest, you should read the prospectus dated August 1, 2019, the prospectus supplement dated August 1, 2019, the prospectus addendum dated May 11, 2020, the underlying supplement dated August 1, 2019, the PS and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Consult your tax advisor

Investors should review carefully the accompanying PS, prospectus, prospectus supplement, prospectus addendum and underlying supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

As used in this final term sheet, “we,” “us” and “our” refer to Barclays Bank PLC. Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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